EXHIBIT 4.7

Industry Canada’s Licence Conditions for
Personal Communications Service (PCS) Licensees

The following conditions apply to all licensees for personal communications services in the 2 GHz range (PCS licensees).

1.0 Full National Coverage

1.1 In order to realize the Government’s objective of full national coverage, you must implement your system substantially in accordance with the full five-year plan contained in your detailed submissions to the Department notwithstanding any stated conditions therein. In addition, you and any entities with which you have submitted an application for 2 GHz PCS, must offer a reasonable level of service in all regions of Canada within two years of the date of this authorization.

2.0 Research and Development

2.1 You must substantially honour research and development commitments made in your detailed submission. As a minimum, you must invest an average of 2 per cent of your adjusted gross revenue resulting from your 2 GHz PCS operations on PCS-related research and development activities averaged over the next five years. Eligible research and development is that which meets the definition adopted by Revenue Canada.

Adjusted gross revenues are defined as total service revenues less inter-carrier payments, bad debt, third party commissions, and provincial and goods and services taxes collected.

3.0 Other Commitments

3.1 You must substantially honour all other commitments made in your detailed submission.

4.0 Ownership and Control

4.1 You must comply with the eligibility criteria as set out in section 16 of the Telecommunications Act and the Canadian Telecommunications Common Carrier Ownership and Control Regulations.

You must notify the Minister of any change which would have a material effect on your ownership or control in fact. Such notification must be made in advance for any of the proposed transactions within your knowledge.

5.0 Annual Reporting

5.1 You must submit an annual report for each of the first five years indicating your continued compliance with these licence conditions including:

- an update on the implementation of PCS in the areas outlined in your detailed submission including a summary of notices to displace incumbent microwave licensees, showing their respective status and proposed PCS in-service dates;

- an audited statement of research and development expenditures as required in condition 2.0 above for the fiscal year covered by the report;

- a description of research and development activities including their distribution in Canada’s regions;

- an update on the number of subscribers and their distribution across your service area;

- an update on the actual direct and indirect jobs created with respect to PCS, including their distribution across Canada;

- a description of direct investments undertaken with respect to PCS;

- an update on any other commitments made in your detailed submission; and

- a copy of any existing corporate annual report for your fiscal year with respect to this authorization.

The reports are to be submitted, in writing within 120 days of your fiscal year end, to the Director, Spectrum Management Operations, Radiocommunications and Broadcasting Regulatory Branch.

6.0 Provision of Lawful Interception

6.1 You shall, from the inception of service, provide for and maintain lawful interception capabilities as authorized by law.

•	The requirements for lawful interception capabilities are provided in the Solicitor General’s Enforcement Standards for Lawful Interception of Telecommunications (Rev. Nov.95). These standards may be amended from time to time following consultation with the Solicitor General of Canada and the licensees.

•	You may request the Minister to forbear from enforcing certain assistance capability requirements for a limited period. The Minister following consultation with the Solicitor General of Canada, may exercise his power to forbear from enforcing a requirement or requirements where in the opinion of the Minister, the requirement(s) is (are) not reasonably achievable. Requests for forbearance must include specific details and dates indicating when compliance to requirement(s) can be expected.

7.0 Microwave Transition

7.1 You must comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations.

8.0 Commencement of Service

8.1 If you are a cellular licensee, or its affiliate, you may only offer any PCS service to the public within each of the 25 Census Metropolitan Areas (CMAs) at such time as:

(i)  conditions 8.2 through 8.5 are met; and

(ii)  either:

PCS service at 2 GHz is available to the public within that CMA by a non-cellular PCS licensee; or

One year has elapsed following the fulfilment of conditions 8.2 through 8.5.

If you are a cellular licensee, or its affiliate, you may only offer PCS service to the public outside of the 25 CMAs at such time as conditions 8.2 through 8.5 are met.

For the purpose of paragraph 8.3 and 8.4 of this section, non-cellular PCS licensees shall only offer cellular services by means of handsets that are also capable of providing PCS in their chosen PCS standard.

Availability of Public-Switched Telephone Network (PSTN) Interconnection

8.2 Interconnection to the wireline PSTN is available for all PCS licensees in the market area.

Cellular Resale

8.3 You, and any entities with whom you have an operating and/or marketing arrangement for the provision of uniformly branded or jointly offered cellular service, offer analogue cellular resale throughout the respective cellular service area on a non-discriminatory basis to all PCS licensees who are not cellular licensees or affiliates of cellular licensees (non-cellular PCS licensees) on terms which are acceptable to at least one such non-cellular PCS licensee or as set out by the regulator.

In the event that both non-cellular PCS licensees accept an offer for cellular resale from only one cellular licensee, condition 8.3 would be deemed to have been met for the other cellular PCS licensees.

Cellular Roaming

8.4 You, and any entities with whom you have an operating and/or marketing arrangement for the provision of uniformly branded or jointly offered cellular service, offer a cellular roaming arrangement for analogue cellular service utilizing the standard you use for inter-system operation, on a non-discriminatory basis to all non-cellular PCS licensees on terms which are acceptable to at least one non-cellular PCS licensee or as set out by the regulator. However, other roaming arrangements for analogue cellular service utilizing the said standard in use for inter-system roaming may be offered to those entities with whom you have an operating and/or marketing arrangement for the provision of uniformly branded or jointly offered cellular service.

In the event that both non-cellular PCS licensees accept an offer for cellular roaming from only one cellular licensee, condition 8.4 would be deemed to have been met for the other cellular PCS licensees.

Relocation of Microwave Links

8.5 Microwave links operating within the band 1850 MHz to 1990 MHz for which you are authorized, are relocated to ensure that sufficient spectrum is available for any other PCS licensee to operate within that same market area.

9.0 PCS Resale

9.1 You must offer PCS resale throughout your service area to PCS licensees on a non-discriminatory basis.

10.0 Interim Sharing Arrangement

10.1 You must comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission Concerning the Use of the Band 1850 MHz to 1990 MHz.

11.0 Site Specific Authority

11.1 You must obtain site specific authority, normally in the form of a radio licence, prior to installing or operating any 2 GHz PCS base stations.

3